February 10, 2015

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-7010

Re: TRC Companies, Inc.
Form 10-K for the year ended June 30, 2014
Filed September 10, 2014
Definitive Proxy Statement on Schedule 14A
Filed on October 22, 2014
File No. 1-9947

Dear Mr. Cash:

Set forth below is the response of TRC Companies, Inc. (the “Company”, “we”, “us” or “our”) to the comment raised in your February 4, 2015 letter to us with respect to the filings referenced above.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 7

Compensation Discussion and Analysis, page 7

1.	Please state whether and, if so, how the Company considered the results of its most recent shareholder advisory vote on executive compensation as required by Item 402(b)(1)(vii) of Regulation S-K.

Response:
The Company’s Compensation Committee did consider the opinions expressed by our shareholders with respect to executive compensation in evaluating our compensation principles and policies during fiscal 2014.

The shareholders approved the compensation paid to our named executive officers in connection with the 2011 Annual Meeting where the shareholders also voted for a three-year say on frequency. As the Committee evaluated the Company’s compensation principles and policies during fiscal 2014, it was mindful of the favorable 2011 outcome and the shareholders’ support of the Company’s compensation objectives and compensation programs. Therefore, during the three year advisory vote period, the Committee maintained its general approach to executive compensation and made no material changes to the compensation principles and policies or the objectives of the Company’s compensation program. At the 2014 Annual Meeting the shareholders again approved the compensation paid to the named executive officers.

The Company will include a statement with respect to the consideration of its shareholder advisory vote in all future filings as required by Item 402(b)(1)(vii) of Regulation S-K.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the accuracy of the disclosure in our filings;

•	we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please do not hesitate to contact me if you have any questions. You can reach me at my office at 978.656.3614, on my cell phone at 978.995.2021 or by e-mail at tbennet@trcsolutions.com.

Sincerely,

/s/ Thomas W. Bennet, Jr.
Thomas W. Bennet, Jr.
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)